CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Maximum Offering Price Per Share (2)	Maximum Aggregate Offering Price (2)	Amount of Registration Fee(2)
Primary Offering
Common Stock	5,000,000	$0.03	$150,000	$13.91
Secondary Offering
Common Stock	1,000,000	$0.03	$30,000	$2.78
Total	6,000,000	$0.03	$180,000	$16.69

Registration fee previously paid				$16.69
Registration fee due				$0.00

(1)	Pursuant to Rule 416 under the Securities Act, the shares of common stock offered hereby also include an indeterminate number of additional shares of common stock as may from time to time become issuable by reason of stock splits, stock dividends, recapitalizations or other similar transactions.

(2)	Estimated solely for the purpose of calculating the registration fee under Rule 457(a) of the Securities Act.